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Filed by Ecolab Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Alcide Corporation Commission File Number: 0-12395

  News Release

  Ecolab Inc.
  370 Wabasha Street North
  St. Paul, Minnesota 55102

FOR IMMEDIATE RELEASE

Michael J. Monahan	(651) 293-2809 (Tel) (651) 225-3123 (Fax)

ECOLAB ANNOUNCES SHARE EXCHANGE RATIO FOR ALCIDE ACQUISTION

        ST. PAUL, Minn., July 26, 2004: Ecolab Inc. announced today that the anticipated share exchange ratio associated with its acquisition of Alcide Corporation is 0.6744, meaning Alcide stockholders will receive 0.6744 shares of Ecolab common stock for each share of Alcide common stock they hold. As provided in the merger agreement between Ecolab and Alcide, the exchange ratio will equal $21.00 divided by the average closing price per share of Ecolab common stock on the New York Stock Exchange for each of the ten consecutive trading days ending five trading days prior to the closing date of the merger. The anticipated exchange ratio assumes, and Ecolab expects, that the merger will close on July 30, 2004, the date of the special meeting of Alcide stockholders. If the closing is delayed for any reason, then the exchange ratio would be calculated based on the actual closing date.

        Alcide had approximately 2,717,000 shares outstanding at July 23, 2004.

        With 2003 sales of $3.8 billion, Ecolab is the leading global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospitality, foodservice, institutional and industrial markets. Ecolab shares are traded on the New York Stock Exchange under the symbol ECL.

        Ecolab news releases and other investor information are available on the Internet at www.ecolab.com.

        This communication is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended. This news release is not a solicitation of a proxy from any security holder of Ecolab Inc. or Alcide Corporation. Ecolab has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), which includes a proxy statement-prospectus concerning the proposed merger transaction, and Alcide has mailed the proxy statement-prospectus to its stockholders. Investors are urged to read the proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information on the proposed transaction. Investors are able to obtain free copies of the documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Ecolab by requesting them in writing from Ecolab Inc., 370 Wabasha Street North, St. Paul, MN 55102, Attention: Corporate Secretary, or by telephone at (651) 293-2233. Investors may obtain free copies of the documents filed with the SEC by Alcide by requesting them in writing from Alcide Corporation, 8561 154th Avenue NE, Redmond, WA, 98052, Attention: Investor Relations, or by telephone at (206) 882-2555. Documents filed by both Ecolab and Alcide with the SEC include annual, quarterly and current reports, proxy statements and other filings required or permitted by SEC rules and regulations.

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ECOLAB ANNOUNCES SHARE EXCHANGE RATIO FOR ALCIDE ACQUISTION